

April 17, 2013

<u>Via E-mail</u>
Dina Moskowitz
Chief Executive Officer
SaaSMax, Inc.
7770 Regents Road
Suite 113-129
San Diego, California 92122

> **Re: SaaSMax, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 19, 2012**
> **Item 4.01 Form 8-K**
> **Filed January 28, 2013**
> **File No. 000-54504**

Dear Mrs. Moskowitz:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Stephen Krikorian

        Stephen Krikorian
        Accounting Branch Chief